Exhibit 99.13

Vote for Certainty and Secure Compelling Value

Dear Fellow Shareholders,

This week is the vote to approve the $26.50 per share all cash offer for Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”). We are pleased that many of you have voted in support of the Ascendent Capital Partners (“Ascendent”) transaction, recognizing that our offer is the best and most certain route to secure compelling value for shareholders. Ascendent is committed to closing this deal expeditiously.

Our Reputation and Track Record

Ascendent was founded in 2011 and is led by a team of highly experienced private equity investment professionals, who previously held leadership positions at JPMorgan and D. E. Shaw. We are an independent investment firm with a deep institutional background, managing assets for some of the largest global institutional investors, including sovereign wealth funds, corporate and state pensions, and international insurance companies. We have a long track record of success in privatizing publicly listed companies and honoring our commitments to the target companies and their shareholders.

Our Transparent Process

Ascendent has been consistent and transparent in our engagement with the Company and shareholders. We believe in facts and principles, and refrain from speculations, rumors, or unfounded allegations.

Our $26.50 per share all cash offer was agreed after a thorough, extensive and robust negotiation process with the Special Committee. The Company’s board of directors (the “Board”) unanimously determined that our proposal is the only viable offer, because of price, clarity, certainty of financing, and the collective reputation and experience of Ascendent and our equity partners, such as Sinopec.

Our Corporate Governance Focus

We are strong advocates for best-in-class corporate governance in all of our portfolio companies. Given our previous experience with the Company in 2021, and currently as the single largest shareholder, we had concerns about the Company’s historical track record of corporate governance. This was reflected in the Schedule 13D we filed on November 6, 2023, where we showed our support for the shareholder meeting requested by more than 30% of the shareholder base to change the Board’s composition.

However, after we engaged with the Special Committee in its recent sale process, its independence, professionalism and focus on shareholder value were apparent. The quality, reputation and background of the Special Committee members underpinned our confidence in the integrity and transparency of the sale process. After an extensive, thorough, and robust negotiation process, the Board unanimously concluded that our proposal maximizes shareholder value above all others.

Our Concerns about Unfounded Claims and Press Rumors

As a significant shareholder, we are concerned that various claims and rumors have escalated to the point of causing confusion among shareholders. The increasingly desperate allegations by other parties serve only to create uncertainty and mislead shareholders, distracting them from the concrete offer recommended by the Board that provides clarity, cash, and the most certain path to closing a sale.

Vote for Certainty and Secure Compelling Value

Fellow shareholders, as we approach the extraordinary general meeting on February 8th, in an environment of weakening market conditions and geopolitical uncertainty, let’s focus on the clear benefits of the Ascendent offer: all cash offer from reputable and seasoned investors, significant price premium, and highest certainty to close. We urge you to cast your vote now in support of securing this compelling value.

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About Ascendent Capital Partners

Ascendent Capital Partners, headquartered in Hong Kong, is a private equity investment management firm managing assets for global institutional investors, including sovereign wealth funds, endowments, pensions and foundations. For additional information about Ascendent, please visit Ascendent's website at www.ascendentcp.com.

Contact Information

Ascendent Contact:

Ascendent Capital Partners - Derek Cheung

Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Email: derek@ascendentcp.com

Tel: +852 2165 9000

Media Contact:

FGS Global – Ben Richardson

Email: ben.richardson@fgsglobal.com

Tel: +852 6011 6658